Filed by Polestar Automotive Holding UK PLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Polestar Automotive Holding UK PLC

Gores Guggenheim, Inc.

(Commission File No. 001-40265)

GORES GUGGENHEIM REMINDS STOCKHOLDERS TO VOTE PRIOR TO JUNE 22, 2022 IN FAVOR OF THE BUSINESS COMBINATION WITH POLESTAR

•	All Gores Guggenheim Stockholders and Warrant Holders are Strongly Encouraged to Vote before the June 22, 2022 Deadline

•	Stockholder and Warrant Holder Special Meetings to be Held on June 22, 2022

•	The Company’s Board of Directors Unanimously Recommends that Stockholders and Warrant Holders Vote “FOR” the Approval of the Business Combination and Warrant Amendment

LOS ANGELES and GOTHENBURG – June 8, 2022 – Gores Guggenheim, Inc. (“Gores Guggenheim” or the “Company”) (NASDAQ: GGPI, GGPIU and GGPIW), a special purpose acquisition company sponsored by affiliates of The Gores Group, LLC and Guggenheim Capital, LLC reminds stockholders and warrant holders to vote in favor of the approval of the Company’s proposed business combination with Polestar, the Swedish electric performance car company. Proposals related to the business combination will be voted upon at the Company’s upcoming special meeting of the Company’s stockholders (the “Stockholder Special Meeting”) and meeting of the Company’s warrant holders (the “Warrant Holder Meeting”) on June 22, 2022.

The Stockholder Special Meeting will be held via live webcast at www.meetnow.global/MYGAWFM on June 22, 2022, at 9:30 a.m. Eastern Time, as described in the Company’s definitive proxy statement/prospectus, dated May 25, 2022 and filed with the SEC on such date (the “Proxy Statement”). Please note that stockholders will be able to access the Stockholder Special Meeting only by means of remote communication and only at the aforementioned time and webcast.

At the Stockholder Special Meeting, stockholders of record of the Company’s common stock as of the close of business of May 18, 2022 will be asked to, among other things, adopt that certain business combination agreement, dated September 27, 2021 (as amended by that certain amendment dated December 17, 2021, that certain amendment dated March 24, 2022 and that certain amendment dated April 21, 2022, the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), by and among the Company, Polestar Automotive Holding Limited, a Hong Kong incorporated company (“Parent”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore, Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden, Polestar Automotive Holding UK PLC (formerly known as Polestar Automotive Holding UK Limited), a public limited company incorporated under the laws of England and Wales and a direct wholly owned subsidiary of Parent (“ListCo”) and PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of ListCo, and approve the transactions contemplated by the Business Combination Agreement.

The Proxy Statement and proxy card were mailed to stockholders of record on or about May 25, 2022. Each stockholder’s vote is important, regardless of the number of shares held.

All stockholders are strongly encouraged to vote as soon as possible in advance of the Stockholder Special Meeting. The Company requests that each stockholder of record, complete, sign, date and return a proxy card. Stockholders who hold shares in “street name,” meaning that their shares are held of record by a broker, bank or other nominee, should contact their broker, bank or nominee to ensure that their shares are voted.

THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION, AND EACH OF THE RELATED PROPOSALS DESCRIBED IN THE PROXY STATEMENT.

The Warrant Holder Meeting will be held via live webcast at www.meetnow.global/MYVPLYT on June 22, 2022, at 10:00 a.m. Eastern Time, as described in the Proxy Statement. Please note that warrant holders will be able to access the Warrant Holder Meeting only by means of remote communication and only at the aforementioned time and webcast.

At the Warrant Holder Meeting, warrant holders of outstanding warrants issued as part of the units included in the Company’s IPO (the “Public Warrants”) and held of record as of the close of business on May 18, 2022 will be asked to approve an amendment to the existing warrant agreement (the “Warrant Amendment”) that governs the Public Warrants, to permit the conversion of Public Warrants to Class C-1 ADSs of ListCo in connection with the closing of the proposed Business Combination, as described in the Proxy Statement.

The Proxy Statement and proxy card were mailed to warrant holders of record on or about May 25, 2022. Each warrant holder’s vote is important, regardless of the number of Public Warrants held.

All warrant holders are strongly encouraged to vote as soon as possible in advance of the Warrant Holder Meeting. The Company requests that warrant holder of record at the close of business on May 18, 2022, complete, sign, date and return a proxy card. Warrant holders who hold shares or Public Warrants in “street name,” meaning that their Public Warrants are held of record by a broker, bank or other nominee, should contact their broker, bank or nominee to ensure that their Public Warrants are voted.

THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ITS WARRANT HOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT AMENDMENT, AND EACH OF THE RELATED PROPOSALS DESCRIBED IN THE PROXY STATEMENT.

Please contact Morrow Sodali LLC, Gores Guggenheim’s proxy solicitor, with any questions or assistance in voting, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400) or by e-mail at ggpi.info@investor.morrowsodali.com.

About Polestar

Polestar was established as a new, standalone Swedish premium electric vehicle manufacturer in 2017. Founded by Volvo Car AB (publ) (together with its subsidiaries, “Volvo Cars”) and Zhejiang Geely Holding Group Co., Ltd (“Geely”), Polestar enjoys specific technological and engineering synergies with Volvo Cars and benefits from significant economies of scale as a result.

Polestar is headquartered in Gothenburg, Sweden, and its vehicles are currently available and on the road in markets across Europe, North America, China and Asia Pacific. By 2023, the company plans that its cars will be available in an aggregate of 30 markets. Polestar cars are currently manufactured in two facilities in China, with additional future manufacturing planned in the USA.

In September 2021, Polestar announced its intention to list as a public company on the Nasdaq in a business combination agreement with Gores Guggenheim, Inc. Full information on this definitive agreement can be found here.

Polestar has produced two electric performance cars. The Polestar 1 was built between 2019 and 2021 as a low-volume electric performance hybrid GT with a carbon fibre body, 609 hp, 1,000 Nm and an electric-only range of 124 km (WLTP) – the longest of any premium hybrid car in the world.

The Polestar 2 electric performance fastback is the company’s first fully electric, high volume car. The Polestar 2 model range includes three variants with a combination of long- and standard range batteries as large as 78 kWh, and dual- and single-motor powertrains with as much as 300 kW / 408 hp and 660 Nm.

From 2022, Polestar plans to launch one new electric vehicle per year, starting with Polestar 3, the company’s first electric performance SUV which is expected to debut in October 2022. Polestar 4 is expected to follow in 2023, a smaller electric performance SUV coupe.

In 2024, the Polestar 5 electric performance 4-door GT is planned to be launched as the production evolution of Polestar Precept – the manifesto concept car that Polestar released in 2020 that showcases the brand’s future vision in terms of design, technology, and sustainability. As the company seeks to reduce its climate impact with every new model, Polestar aims to produce a truly climate-neutral car by 2030.

In early March 2022, Polestar revealed its second concept car, the Polestar O2 electric performance roadster. Polestar O2 builds on the design, technology and sustainability ambitions laid out by Precept and showcases the brand’s vision for future sports cars. The hard-top convertible presents an evolution of the unique design language first shown by Precept and emphasizes a dynamic driving experience. The concept further develops the focus on sustainability and technology, aiming towards greater circularity.

About Gores Guggenheim, Inc.

Gores Guggenheim, Inc. (Nasdaq: GGPI, GGPIW, and GGPIU) is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, founded by Alec Gores, and by an affiliate of Guggenheim Capital, LLC. Gores Guggenheim completed its initial public offering in April 2021, raising approximately USD 800 million in cash proceeds for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Gores Guggenheim’s strategy is to identify and complete business combinations with market leading companies with strong equity stories that will benefit from the growth capital of the public equity markets and be enhanced by the experience and expertise of Gores’ and Guggenheim’s long history and track record of investing in and operating businesses.

Additional Information about the Transactions and Where to Find It

In connection with the proposed Business Combination, (a) ListCo has filed with the SEC a registration statement on Form F-4 containing a proxy statement of the Company and a prospectus, which the SEC declared effective on May 25, 2022 and (b) the Company has filed a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its stockholders and warrant holders, each as of May 18, 2022, the record date established for voting on the proposed Business Combination and the other matters to be voted upon at the Special Meeting and Warrant Holder Meeting. The Definitive Proxy Statement contains important information about the proposed Business Combination and the other matters to be voted upon at the meetings of the Company’s stockholders and warrant holders. This press release does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. Before making any voting or other investment decisions, securityholders of the Company and other interested persons are advised to read the Definitive Proxy Statement and other documents filed or to be filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Polestar, ListCo and the proposed Business Combination. Stockholders will also be able to obtain copies of the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is set forth in the Company’s filings with the SEC (including the Company’s final prospectus related to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Gores Guggenheim, Inc., 6260 Lookout Rd., Boulder, CO 80301, attention: Jennifer Kwon Chou. Additional information regarding the interests of such participants is contained in the Definitive Proxy Statement.

Polestar and ListCo, and certain of their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the Definitive Proxy Statement.

Forward-Looking Statements

This press release contains certain statements which may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of the Company and Polestar. For example, projections of future revenue, volumes and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to proposed Business Combination; (b) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the proposed Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of the Company, to obtain financing to complete the proposed Business Combination or to satisfy other conditions to Closing; (d) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; (e) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (f) the risk that the proposed Business Combination disrupts current plans and operations of Polestar as a result of the announcement and consummation of the proposed Business Combination; (g) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (h) costs related to the proposed Business Combination; (i) risks associated with changes in applicable laws or regulations and Polestar’s international operations; (j) the possibility that Polestar or the combined company may be adversely affected by other economic, business, and/or competitive factors; (k) Polestar’s estimates of expenses and profitability; (l) Polestar’s ability to maintain agreements or partnerships with its strategic partners Volvo Cars and Geely and to develop new agreements or partnerships; (m) Polestar’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (n) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (o) Polestar’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (p) delays in the design, manufacture, launch and financing of Polestar’s vehicles and Polestar’s reliance on a limited number of vehicle models to generate revenues; (q) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (r) risks related to future market adoption of Polestar’s offerings; (s) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (t) Polestar’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to Polestar by its partners in order for Polestar to be able to increase its vehicle production capacities; (u) risks related to Polestar’s distribution model; (v) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (w) changes in regulatory requirements, governmental incentives and fuel and energy prices; (x) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia, supply chain disruptions and logistical constraints on the Company, Polestar, Polestar’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (y) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s final prospectus relating to its initial public offering (File No. 333-253338) declared effective by the SEC on March 22, 2021, and other documents filed, or to be filed, with the SEC by the Company or ListCo, including the Definitive Proxy Statement. There may be additional risks that neither the Company, Polestar nor ListCo presently know or that the Company, Polestar or ListCo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company, Polestar nor ListCo undertakes any duty to update these forward-looking statements.

Disclaimer

This press release relates to the proposed Business Combination. This document shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contact Information

Contacts

For inquiries regarding The Gores Group and affiliates:

Jennifer Kwon Chou

Managing Director

The Gores Group

jchou@gores.com

John Christiansen/Cassandra Bujarski

Sard Verbinnen & Co

GoresGroup-SVC@sardverb.com

For inquiries regarding Polestar:

Bojana Flint

Polestar (Investor Relations)

bojana.flint@polestar.com

Jonathan Goodman

Polestar

jonathan.goodman@polestar.com

Andrew Lytheer

Polestar

andrew.lytheer@polestar.com

John Paolo Canton

Polestar

jp.canton@polestar.com